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MICHELLE WONG

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+1 617 728 7178 Direct

+1 617 426 6567 Fax

July 27, 2016

VIA EDGAR CORRESPONDENCE

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Office of Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
File Nos. 333-17619 and 811-05349
Post-Effective Amendment No. 569 to the Registration Statement on Form N-1A
Supplemental Response Letter

Dear Ms. Hamilton:

This letter responds to the comment you provided to me during a telephonic discussion on July 27, 2016 with respect to your review of Post-Effective Amendment No. 569 (“PEA No. 569”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2016 and Form N-CSR filed with the SEC on June 6, 2016. PEA No. 569 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) for the purpose of changing the name and investment objective of the Goldman Sachs Limited Maturity Obligations Fund (the “Fund”). We have summarized your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: With respect to the “Summary – Fees and Expenses of the Fund” section, please explain supplementally why the Fund’s “All Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year as indicated in footnote 1 to the table.

Response: The Fund notes that there had been changes in the “Annual Fund Operating Expenses” that materially affected the information disclosed in the table. Consistent with instruction 3(d)(ii) to Item 3 of Form N-1A, the Fund’s expenses were restated in order to reflect the agreement by Goldman Sachs Asset Management, L.P., the Fund’s investment adviser, to increase the Fund’s management fee waiver as disclosed in the supplement dated February 11, 2016 to the Fund’s Prospectus and Statement of Additional Information.

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Ms. Lauren Hamilton July 27, 2016 Page 2

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong

Michelle Wong

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.
Joon Kim, Goldman Sachs Asset Management, L.P.
Steve Bier, Dechert LLP
Brenden P. Carroll, Dechert LLP